Pricing supplement No. 251
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 165-A-I dated May 1, 2009

Registration Statement No. 333-155535
Dated July 27, 2009
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Structured Investments

JPMorgan Chase & Co.
$5,000,000
Floating Rate Notes Linked to the 3-Month USD LIBOR due July 31, 2014

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing July 31, 2014, subject to postponement as described below.
- The notes are designed for investors who seek quarterly fixed-rate interest payments for the Initial Interest Periods, as defined below, and then quarterly floating-rate interest payments, which will not be greater than the Maximum Rate of 9.00% per annum, linked to the 3-Month USD LIBOR plus a fixed rate of 1.00%, while seeking full principal protection at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- **The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 165-A-I, will supersede the terms set forth in product supplement no. 165-A-I.**
- The notes priced on July 27, 2009 and are expected to settle on or about July 31, 2009.

Key Terms

Maturity Date:	July 31, 2014, or if such day is not a Business Day, the next succeeding Business Day.
Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment, if any, will be calculated as follows: $1,000 × Interest Rate × (the actual number of days in the Interest Period/360).
Initial Interest Rate:	3.5%
Interest Rate:	(a) With respect to the Initial Interest Periods, the Initial Interest Rate, and (b) with respect to each Interest Period following the final Initial Interest Period, a rate per annum calculated as the lesser of: (i) the LIBOR *plus* 1.00%; and (ii) the Maximum Rate Notwithstanding the foregoing, in no event will the Interest Rate be less than the Minimum Rate of 0.00%.
LIBOR:	LIBOR refers to the London Interbank Offer Rate for deposits in U.S. dollars with a Designated Maturity of 3 months that appears on the Reuters page "LIBOR01" (or any successor page) under the heading "3Mo" at approximately 11:00 a.m., London time, on the applicable Determination Date, as determined by the calculation agent. If on the applicable Determination Date, the LIBOR cannot be determined by reference to Reuters page "LIBOR01" (or any successor page), then the calculation agent will determine the LIBOR in accordance with the procedures set forth under "Description of Notes — Interest — The Underlying Rates — LIBOR Rate" in the accompanying product supplement no. 165-A-I.
Determination Dates:	Two London Business Days immediately prior to the beginning of the applicable Interest Period.
Initial Interest Periods:	The period beginning on and including the issue date of the notes and ending on but excluding the first Initial Interest Payment Date and each successive period beginning on and including an Initial Interest Payment Date and ending on but excluding the next succeeding Initial Interest Payment Date.
Initial Interest Payment Dates:	Initial Interest on the notes will be payable quarterly in arrears on October 31, 2009, January 31, 2010, April 30, 2010 and July 31, 2010 (each such date, an "Initial Interest Payment Date"). If an Initial Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day, provided that any interest payable on such Initial Interest Payment Date, as postponed, will accrue to but excluding such Initial Interest Payment Date, as postponed.
Interest Periods:	The period beginning on and including the final Initial Interest Payment Date and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.
Interest Payment Date:	Interest on the notes will be payable quarterly in arrears on the last calendar day of January, April, July and October of each year (each such date, an "Interest Payment Date"), commencing October 31, 2009, to and including the Interest Payment Date corresponding to the Maturity Date. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed. See "Selected Purchase Considerations — Quarterly Interest Payments" in this pricing supplement for more information.
Minimum Rate:	0.00%
Maximum Rate:	9.00%
Payment at Maturity:	At maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 *plus* any accrued and unpaid interest.
London Business Day:	Any day other than a day on which banking institutions in London, England are authorized or required by law, regulation or executive order to close.
Business Day:	Any day other than a day on which banking institutions in London, England or The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.
CUSIP:	48123L5F7

Investing in the Floating Rate Notes involves a number of risks. See "Risk Factors" beginning on page PS-11 of the accompanying product supplement no. 165-A-I and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 165-A-I or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$5,000,000	$50,000	$4,950,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-29 of the accompanying product supplement no. 165-A-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are __not__ guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

J.P.Morgan

July 27, 2009

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 165-A-I dated May 1, 2009. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 16, 2009 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 165-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 165-A-I dated May 1, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209001788/e35283_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Supplemental Information Relating to the Terms of the Notes

For purposes of the notes, the following sentence will replace the last sentence of the first paragraph under "General Terms of Notes—Payment Upon an Event of Default" in the accompanying product supplement no. 165-A-I:

In such case, interest will be calculated on the basis of a 360-day year and the actual number of days in such adjusted Interest Period and will be based on (1) the Interest Rate on the Determination Date immediately preceding such adjusted Interest Period or (2) if such adjusted Interest Period falls within an Initial Interest Period, the Initial Interest Rate.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your note if you hold the note to maturity, regardless of the LIBOR. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **QUARTERLY INTEREST PAYMENTS** — The notes offer quarterly interest payments at the applicable Interest Rate. Interest for each Initial Interest Period will accrue at a rate of 3.5% per annum, which will be made in quarterly payments on October 31, 2009, January 31, 2010, April 30, 2010 and July 31, 2010 (each such date, an "Initial Interest Payment Date") to the holders of record at the close of business on the date 15 calendar days prior to the applicable Initial Interest Payment Date. If an Initial Interest Payment Date is not a Business Day, payment will be made on the next Business Day immediately following such day, provided that any interest payment on such Initial Interest Payment Date, as postponed, will accrue to but excluding such Initial Interest Payment Date, as postponed. Interest for each Interest Period other than the Initial Interest Periods, if any, will accrue at a rate per annum equal to the lesser of (a) the LIBOR plus 1.00%; and (b) the Maximum Rate of 9.00%. In no event, however, will the Interest Rate be less than the Minimum Rate of 0.00%. Interest will be payable quarterly in arrears on the last calendar day of January, April, July and October of each year (each such date, an "Interest Payment Date") commencing on October 31, 2009 to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a Business Day, payment will be made on the next Business Day immediately following such day, provided that any interest payment on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed.

- **TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 165-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, the notes should be treated for U.S. federal income tax purposes as "variable rate debt instruments". We and you, by virtue of purchasing the notes, agree to treat the notes as variable rate debt instruments. Accordingly, interest paid on the notes should generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.
  Subject to certain assumptions and representations received from us, the discussion in this section entitled "Tax Treatment", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 165-A-I, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 165-A-I dated May 1, 2009.

- **THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE INTEREST RATE ON THE NOTES (AFTER THE INITIAL INTEREST PERIODS) IS NOT FIXED AND IS VARIABLE** — The rate of interest paid by us on the notes for each Interest Period other than the Initial Interest Periods is not fixed, but will vary depending on the LIBOR, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. The variable interest rate on the notes, while determined, in part, by reference to the LIBOR, does not actually pay at such rates. You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives. We have no control over any fluctuations in the LIBOR.

- **THE INTEREST RATE ON THE NOTES IS BASED ON THE LIBOR, WHICH MAY RESULT IN AN INTEREST RATE OF ZERO** — For the Initial Interest Periods, the Interest Rate will be 3.5%. The Interest Rate for any Interest Period other than an Initial Interest Period is a rate per annum equal to the lesser of (a) the LIBOR *plus* 1.00%; and (b) the Maximum Rate of 9.00% and will be subject to the Minimum Rate of 0.00%. The LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on the LIBOR may be partially offset by other factors. We cannot predict the factors that may cause the LIBOR, and consequently the Interest Rate for an Interest Period other than an Initial Interest Period, to increase or decrease. A decrease in the LIBOR will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period other than an Interest Period. If the LIBOR is equal to or less than -1.00%, the Interest Rate for the applicable Interest Period will be equal to the Minimum Rate of 0.00%. Interest with respect to any Interest Period other than an Initial Interest Period may be equal to zero, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **THE INTEREST RATE ON THE NOTES WILL NOT BE GREATER THAN 9.00% PER ANNUM**— The Interest Rate will be subject to the Maximum Rate of 9.00% per annum (which corresponds to a LIBOR of 8.00%) which will limit the amount of interest you may receive on each Interest Payment Date. As a result, the Interest Rate will not exceed the Maximum Rate of 9.00% per annum, regardless of the appreciation of the LIBOR, which may be significant. The Maximum Rate applies with respect to the determination of the Interest Rate for each quarterly payment and not on an annual basis with respect to the total amount of interest paid during any given year. Therefore, during any year, if the Interest Rate for at least one Interest Period is less than 9.00%, even if the Interest Rate is 9.00% for the remaining Interest Periods during such year, your actual return for such year will be less than 9.00%. The notes may provide less interest income than an investment in a similar instrument that is not subject to a maximum interest rate. The Maximum Rate does not apply to the Interest Rate for any Initial Interest Period, which will be limited to the Initial Interest Rate of 3.5%. In no event will the Interest Rate for an Initial Interest Period be greater than or less than 3.5%.

- **THERE MAY BE CHANGES IN BANKS' INTER-BANK LENDING RATE REPORTING PRACTICES OR THE METHOD PURSUANT TO WHICH THE LIBOR IS DETERMINED —** Concerns have been expressed that some of the member banks recently surveyed by the British Banker's Association ("BBA") in connection with the calculation of daily London Interbank Offered Rates, including 3-Month USD LIBOR, may have been under-reporting the inter-bank lending rate applicable to them in order to avoid an appearance of capital insufficiency or adverse reputation or other consequences that may result from reporting higher inter-bank lending rates. If such under-reporting has occurred, it may have resulted in the London Interbank Offered Rates being artificially low. If such under-reporting in fact exists and some or all of the member banks discontinue such practice, there may be a resulting sudden or prolonged upward movement in London Interbank Offered Rates (including 3-Month USD LIBOR). In addition, the BBA recently announced that it will change the London Interbank Offered Rates rate-fixing process by increasing the number of banks surveyed to set a London Interbank Offered Rates. The BBA also indicated that it will consider adding a second rate fixing process for U.S. dollar London Interbank Offered Rates after the U.S. market opening, after discussion with the member banks. The BBA is continuing its consideration of ways to strengthen the oversight of the process. The changes announced by the BBA, or future changes adopted by the BBA, in the method pursuant to which the London Interbank Offered Rates are determined may result in a sudden or prolonged increase in the reported London Interbank Offered Rates (including 3-Month USD LIBOR).

- **THE LIBOR WILL BE AFFECTED BY A NUMBER OF FACTORS** — The amount of interest, if any, payable on notes will depend on the LIBOR. A number of factors can affect the LIBOR by causing changes in the value of the LIBOR including, but not limited to:
  - changes in, or perceptions, about the future LIBOR;
  - general economic conditions;
  - prevailing interest rates; and
  - policies of the Federal Reserve Board regarding interest rates.

  These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

- **THE LIBOR MAY BE VOLATILE** — The LIBOR is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
  - supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three month term;
  - sentiment regarding underlying strength in the U.S. and global economies;
  - expectations regarding the level of price inflation;
  - sentiment regarding credit quality in the U.S. and global credit markets;
  - central bank policy regarding interest rates;
  - inflation and expectations concerning inflation; and
  - performance of capital markets.

Increases or decreases in the LIBOR could result in the corresponding Interest Rate decreasing or an Interest Rate of zero and thus in the reduction of interest payable, if any, on the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the LIBOR on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the LIBOR;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally, as well as the volatility of those rates;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Interest Rate for an Interest Period other than an Initial Interest Period
The Interest Rate for each Initial Interest Period will be 3.5% per annum. The following table illustrates the Interest Rate determination for an Interest Period other than an Initial Period for a hypothetical range of performance for the LIBOR and reflects the fixed rate of 1.00% and the Maximum Rate of 9.00%. The hypothetical LIBORs and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual LIBOR or interest payment applicable to a purchaser of the notes.

LIBOR		Fixed Rate		Interest Rate
10.00%		1.00%		9.00%*
9.50%		1.00%		9.00%*
9.00%	+	1.00%	=	9.00%
8.50%	+	1.00%	=	9.00%
8.00%	+	1.00%	=	9.00%
7.50%	+	1.00%	=	8.50%
7.00%	+	1.00%	=	8.00%
6.50%	+	1.00%	=	7.50%
6.00%	+	1.00%	=	7.00%
5.50%	+	1.00%	=	6.50%
5.00%	+	1.00%	=	6.00%
4.50%	+	1.00%	=	5.50%
4.00%	+	1.00%	=	5.00%
3.50%	+	1.00%	=	4.50%
3.00%	+	1.00%	=	4.00%
2.50%	+	1.00%	=	3.50%
2.00%	+	1.00%	=	3.00%
1.50%	+	1.00%	=	2.50%
1.00%	+	1.00%	=	2.00%
0.50%	+	1.00%	=	1.50%
0.00%	+	1.00%	=	1.00%
-0.50%	+	1.00%	=	0.50%
-1.00%	+	1.00%	=	0.00%
-1.50%		1.00%		0.00%**
-2.00%		1.00%		0.00%**

* The Interest Rate cannot be greater than the Maximum Rate of 9.00%.
** The Interest Rate cannot be less than the Minimum Rate of 0.00%

Hypothetical Examples of Interest Rate Calculation
The following examples illustrate how the hypothetical Interest Rates set forth in the table above are calculated and assume that each Interest Period is not an Initial Interest Period and that each Interest Period consists of 91 actual days.

Example 1: The LIBOR is 3.00%. The Interest Rate is 4.00% calculated as follows:
$$3.00\% + 1.00\% = 4.00\%$$

The Interest for such Interest Period is calculated as follows:

$$\$1,000 \times 4.00\% \times (91/360) = \$10.11$$

Example 2: The LIBOR is 8.50%. Because the LIBOR of 8.50% plus 1.00% exceeds the Maximum Rate of 9.00%, the Interest Rate is the Maximum Rate of 9.00% and the Interest for such Interest Period is calculated as follows:

$$\$1,000 \times 9.00\% \times (91/360) = \$22.75$$

Example 3: The LIBOR is -1.50%. Because the LIBOR of -1.50 plus 1.00% is less than the Minimum Rate of 0.00%, the Interest Rate is the Minimum Rate of 0.00% and you will not receive any interest for such Interest Period.

Historical Information

The following graph sets forth the daily historical performance of the 3-Month USD LIBOR from January 2, 2004 through July 27, 2009. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The 3-Month USD LIBOR, as appeared on Reuters page "LIBOR01" at approximately 11:00 a.m., London time on July 27, 2009 was 0.49625%.

The historical rates should not be taken as an indication of future performance, and no assurance can be given as to the 3-Month USD LIBOR on any Determination Date. We cannot give you assurance that the performance of the 3-Month USD LIBOR will result in any positive Interest Payments or a return of more than the principal amount of your notes plus the Initial Interest Payments.



Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this term sheet, which will be the fourth business day following the pricing date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.